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                FIRST AMENDMENT TO AMENDED AND RESTATED AGREEMENT

                         FOR SALE AND PURCHASE OF ASSETS


     This First Amendment to Amended and Restated Agreement for Sale and Purchase of Assets (the "First Amendment") made effective the 30th day of June, 2003, amends that certain Amended and Restated Agreement for Sale and Purchase of Assets with an effective date of June 13, 2003 between Homes by Calton, LLC, a Florida limited liability company, formerly known as Island Club Riverside Properties, LLC, a Florida limited liability company, or assigns ("Purchaser"), Calton, Inc. a New Jersey corporation ("Calton") and Beazer Homes Corp., a Tennessee corporation ("Seller") (the "Agreement").

                              W I T N E S S E T H:

     Seller, Purchaser, and Calton have agreed to increase the Earnest Money, extend the Closing Date, and make other amendments to the Agreement:

                                    RECITALS

     1. Seller, Purchaser, and Calton having agreed to various amendments under the Agreement, desire to memorialize those agreements and understandings as more specifically set forth hereafter.

     NOW, THEREFORE, incorporating the foregoing recitals of fact, and in consideration of Ten and No/100 Dollars ($10.00) in hand paid by each party to each other party and the mutual promises contained herein, the Seller, the Purchaser, and Calton agree as follows:

     1. The Closing Date under the Agreement shall be August 29, 2003; the Cut Off Date shall be 11:59 P.M. on August 25, 2003; and the date on which Seller and Purchaser shall deliver executed closing documents to Escrow Agent, and Purchaser shall transfer to Seller Seller's proceeds and to Escrow Agent the balance of the funds necessary to consummate the transaction contemplated by the Agreement, shall be August 28, 2003.

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     2.   Seller acknowledges receipt of Seventy Five Thousand and No/100
          Dollars ($75,000.00) in Earnest Money as described in Section 1.14 of the Agreement. Purchaser is, simultaneously with execution of this First Amendment, delivering to Seller an additional Three Hundred Twenty Five Thousand and No/100 Dollars ($325,000.00), which shall be added to the Earnest Money presently held by Seller, and all of which shall be hereafter deemed the Earnest Money. Seller and Purchaser agree that of the Four Hundred Thousand and No/100 Dollars ($400,000.00) in Earnest Money, Three Hundred Twenty Five Thousand and No/100 Dollars ($325,000.00) shall be applicable to the Purchase Price, and that Seventy Five Thousand and No/100 Dollars ($75,000.00) of said Earnest Money shall not be applicable to the Purchase Price, but shall be deemed an extension fee hereunder for extension of the Closing under the Agreement from July 1, 2003 to August 29, 2003. Purchaser further acknowledges that the entire Earnest Money is at risk and nonrefundable on delivery to Seller and shall not be refunded by Seller to Purchaser for any reason whatsoever other than failure of Seller to deliver the previously approved closing documents at Closing, or a material default by Seller under the Agreement. Purchaser specifically agrees and acknowledges that no actions taken by the Association or members thereof against Seller, including litigation, shall allow termination of the Agreement or avoidance of Closing by Purchaser.

     3. Section 3.4 of the Agreement is deleted in its entirety, as Seller will complete construction on Lot 106 prior to the Closing Date.

     4. Purchaser has advised that Purchaser will make arrangements for a licensed general contractor to pull permits for Purchaser from and after the Closing Date (the "New Qualifier"). On the Closing Date, Purchaser shall make arrangements for transfer of all outstanding permits related to the Included Assets (the "Outstanding Permits") to be transferred from the Qualifier to the New Qualifier at no cost or expense to Seller. In the event the Outstanding Permits are transferred on the Closing Date from the Qualifier to the New Qualifier, the provisions of the first, second, third, fourth, and last sentences of Section 7.13 and all of Section 7.14 of the Agreement shall be of no force or effect. Seller agrees that Seller, prior to the Closing Date, shall continue to pull permits for any of the Vacant Lots which are sold prior to the Closing Date in the ordinary course of business, and Seller further agrees to pull one (1) permit for a model to be constructed by Purchaser on one

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          of the Vacant Lots after the Closing (the "Model Permit"), provided that (i) other than taking appropriate steps to receive the Model Permit, no construction activities whatsoever shall occur on the Vacant Lot which is the subject of the Model Permit prior to Closing;
          (ii) Seller shall not be required to remove the construction trailer which currently is located on Lot 1, even if such failure to relocate said construction trailer means that the Model Permit is not available for Lot 1; and (iii) any expenses relating to further refinement or finalization of plans which is necessary in order to obtain the Model Permit shall be done at the sole cost and expense of Purchaser.

     5. Purchaser agrees and acknowledges that no loss of one or more Employees, termination of one or more of the Leases, termination of one or more of the Contracts, or termination of one or more of the Existing Purchase Agreements shall either affect the Purchase Price, allow termination of the Agreement by Purchaser, or allow avoidance of Closing thereafter. Seller agrees not to take any actions designed to cause a loss of Employees, termination of one or more of the Leases, termination of one or more of the Contracts, or termination of one or more of the Existing Purchase Agreements. Seller further agrees to comply with its obligations under the Leases, the Contracts and the Existing Purchase Agreements.

     6. Seller shall continue to market the Vacant Lots and Speculative Units, but the pace of construction on the Speculative Units shall be determined in Seller's sole and unfettered discretion, including cessation of construction activities on the Speculative Units. Regarding Backlog Units, Seller agrees to continue the normal pace of construction in connection with said Backlog Units. Seller agrees to continue its existing sales and business practices in connection with sale of the Speculative Units and construction of the Backlog Units.

     7. As additional consideration from Purchaser and Calton to Seller to enter into this First Amendment, Purchaser and Calton confirm that all matters of title, survey, the environmental condition of the Property, and all other due diligence matters known to Purchaser and Calton as of the date of execution of this First Amendment are agreed to and accepted by Purchaser and Calton. Purchaser specifically confirms to Seller that Seller shall not be required to take any further actions relating to matters of title, survey, or the environmental condition of the Property other than those actions in

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          connection with title documentation which have been agreed between
          Seller's counsel and Purchaser's counsel. Notwithstanding the foregoing, Seller agrees not to take any actions which would change the status of title, survey, the environmental condition of the Property, or any other material aspect of the Property between execution of this First Amendment and Closing other than in the normal course of business.

     8. Purchaser acknowledges that Purchaser's inspection rights under the Agreement relating to the Backlog Units and the Speculative Units shall be exercised in such a way as not to interfere with construction activities in any manner. Purchaser further acknowledges that no representative of Purchaser shall have any authority to direct Seller's Employees, employees, workers, and agents in any manner relating to construction on Backlog Units and Speculative Units.

     9. Purchaser agrees that Purchaser shall have no direct contact with any of the Employees or any of Seller's other employees, agents, or representatives except to the extent that such communication is coordinated through and approved by Mr. Pete Small of the Orlando Division of Seller.

     10. Seller, Purchaser, and Calton agree that the proration date for proration of ad valorem real property taxes shall remain July 1, 2003, notwithstanding that the Closing Date has been extended to August 29, 2003.

     11. Concerning the provision of financial information in connection with prior operations by Seller, Seller agrees that Seller shall respond within three (3) business days to any request of Purchaser for financial information indicating whether or not Purchaser elects to provide such information. Seller shall have no duty to provide financial information on its prior operations, the provision of any information being in Seller's sole and absolute discretion.

     12. In connection with Purchaser's acquisition of the Included Assets, Purchaser shall provide Seller copies of any proposed filings with the Securities and Exchange Commission or any other governmental entity not less than ten (10) days prior to proposed filing of such information. Such filings shall be subject to the reasonable approval of Seller, which approval shall not be unreasonably withheld, conditioned, or delayed. Seller agrees that

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          it will review and return any comments to such filings within three
          (3) business days of receipt. Further, Seller and Purchaser shall jointly agree on a press release to be promulgated within five (5) business days after the Closing, and further agree that prior to the Closing, no public announcement of Purchaser's proposed acquisition of the Included Assets shall be permitted.

     13. To the extent of any conflicts or inconsistencies between the Agreement and this First Amendment, this First Amendment shall control. Except as expressly amended by this First Amendment (or impliedly amended to the extent of any conflict or inconsistency between the Agreement and this First Amendment), the Agreement remains in full force and effect according to the terms and conditions stated therein.

     14. This First Amendment may be executed in any number of counterparts which together shall constitute one and the same instrument, and the signature of any party to any counterpart of this First Amendment may be appended to any other counterpart of this First Amendment.

     IN WITNESS WHEREOF, the parties have executed this First Amendment under seal on the day first written above.


PURCHASER:

HOMES BY CALTON, LLC, a Florida limited liability company,

By: __________________________

Its ___________________________



SELLER:

BEAZER HOMES CORP., a Tennessee corporation

By: _________________________

Its: __________________________



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CALTON:

CALTON, INC., a New Jersey corporation

By:
    ----------------------------------------

Its:
    ----------------------------------------

ORL1 #782426 v3



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